NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following securities issued by Eksportfinans ASA (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Accelerated Return Notes Linked to the MCSI EAFE Index due July
29, 2010 (suspended: 7/29/2010) symbol: EVC

Accelerated Return Notes Linked to the S&P MidCap 400 Index due
July 30,2010 (suspended: 7/30/2010) symbol: SZF

Accelerated Return Notes Linked to the S&P 500 Index due July 30,
2010 (suspended: 7/30/2010) symbol: AKL

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issues have matured at their respective dates. Accordingly, trading in the issues were suspended before the opening on such maturity date.